SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                              FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000.

                               or

[   ]     Transition Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission File Number:  0-11204

                         U S National Bank
             Non-Collectively Bargained Employees 401(k) Plan
                      (Full title of the plan)

                         USBANCORP, Inc.
                    Main and Franklin Streets
                      Johnstown, PA  15901
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

             Registrant's telephone number, including
                    area code:  (814) 533-5300

     Notices and communications from the Securities and Exchange
     Commission relative to this report should be forwarded to:

                         USBANCORP, Inc.
                    Main and Franklin Streets
                       Johnstown, PA  15901

                    Attention:  Nicholas E. Debias, Jr.

                         With a copy to:

                     Wesley R. Kelso, Esquire
                          Stevens & Lee
                         25 North Queen Street
                          Suite 602
                    Lancaster, PA  17603



Item 1.     Financial Statements and Exhibits

            a.  Financial Statements

                1.  Report of Barnes, Saly & Company.

                2. Audited Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999.

                3.  Audited Statements of Changes in Net Assets
                    Available for Benefits for each of the years in the three year period ended December 31, 2000.

                4.  Notes to Financial Statements.

            b.  Exhibits

                1.  Consent of Barnes, Saly & Company.



U S NATIONAL BANK NONCOLLECTIVELY-BARGAINED EMPLOYEES 401(k)
PLAN

                         FINANCIAL REPORT

                         C O N T E N T S
                                                           Page

INDEPENDENT AUDITOR'S REPORT                                 1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits -
    December 31, 2000 and 1999                               3

  Statements of changes in net assets available for
    benefits- years ended December 31, 2000, 1999 and 1998   4

  Notes to financial statements                         5 - 10

SUPPLEMENTARY INFORMATION

  Assets held for investment - December 31, 2000       11 - 12
  Assets held for investment - December 31, 1999       13 - 14
  Reportable transactions - December 31, 2000               15
  Reportable transactions - December 31, 1999               16



                   INDEPENDENT AUDITOR'S REPORT





Board of Trustees and Participants
U S National Bank Noncollectively-Bargained
  Employees 401(k) Plan
Johnstown, Pennsylvania

     We have audited the accompanying statements of net assets available for benefits of U S National Bank Noncollectively-Bargained Employees 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of U S National Bank Noncollectively-Bargained Employees 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of (1) assets held for investment and (2) reportable transactions as of or for the years ended December 31, 2000 and 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Barnes Saly & Company
Johnstown, Pennsylvania
May 21, 2001



          U S NATIONAL BANK NONCOLLECTIVELY-BARGAINED
                      EMPLOYEES 401(k) PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                    December 31, 2000 and 1999

                                                        Participant Directed
                                                         2000         1999
ASSETS
  Investments at fair value (Notes 1, 2 and 3):
    Investments in securities of participating
      employers (Note 4)
      USBANCORP, Inc. common stock                    $  119,081   $  279,086

    Investments in securities of unaffiliated
    issuers and others
    Shares of registered investment companies:
      SEI Short Duration Government                       86,907       93,820
      Federated Income Trust                              16,292       10,008
      Columbia Fixed Income Securities                    29,283       23,706
      Goldman Sachs Global Income                             99            0
      Fidelity Low Priced Stock                          255,538      239,161
      Vanguard Index 500                                       0      225,549
      Vanguard Institutional Index                       264,081            0
      Vanguard Windsor II                                 83,348      136,709
      Franklin Mutual Beacon                              27,383       19,970
      Fidelity Puritan                                   676,448      662,293
      T. Rowe Price Equity - Income                       32,496       35,016
      Fidelity Magellan                                1,048,328    1,060,421
      White Oak Growth Stock                              49,577            0
      Franklin Biotechnology Discovery                    18,324            0
      Northern Technology                                  7,192            0
      Vanguard US Growth                                  23,319            0
      Templeton Foreign                                   67,166       96,644
      Tweedy, Browne Global Value                         89,902       77,174
      Three Rivers Bancorp, Inc. common stock (Note 4)    78,334            0
      Notes Receivable                                    56,486       63,976
      Provident Fed Funds - Money Market                  74,513       96,720
                                                      $3,104,097   $3,120,253
  Receivables:
    Accrued investment income                         $   24,933   $    6,281
    Participant contribution                              16,867           --
                                                      $   41,800   $    6,281

  Cash                                                $        0   $    8,759

    Total assets                                      $3,145,897   $3,135,293

LIABILITIES
  Overdraft                                           $      134   $        0

    NET ASSETS AVAILABLE FOR BENEFITS                 $3,145,763   $3,135,293

See Notes to Financial Statements.



         U S NATIONAL BANK NONCOLLECTIVELY-BARGAINED
                      EMPLOYEES 401(k) PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            Years Ended December 31, 2000, 1999, 1998

                                                Participant Directed
                                           2000          1999         1998
Investment income:
  Net appreciation (depreciation) in
    fair value of investments
    (Notes 3 and 4)                    $ (283,230)   $  (74,726)   $   84,915
   Interest                                11,182         8,539         6,169
   Dividends (Note 4)                     193,246       209,698       186,383
                                       $  (78,802)   $  143,511    $  277,467

Contributions:
  Participant (Note 7)                 $  417,332    $  231,324    $  269,528

    Total additions                    $  338,530    $  374,835    $  546,995

Benefits paid to participants             328,060       262,178       163,172

    Net increase                       $   10,470    $  112,657    $  383,823

Net assets available for benefits:
    Beginning of year                   3,135,293     3,022,636     2,638,812

    End of year                        $3,145,763    $3,135,293    $3,022,635

See Notes to Financial Statements.



           U S NATIONAL BANK NONCOLLECTIVELY-BARGAINED
                       EMPLOYEES 401(k) PLAN

                  NOTES TO FINANCIAL STATEMENTS
                        December 31, 2000

Note 1:  Plan Description

     The following description of U S National Bank
Noncollectively-Bargained Employees 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General:

The Plan is a defined contribution plan covering all management level employees of USBANCORP, Inc. which is a multi-bank holding company and U.S. Bank (the Bank) which is a wholly-owned subsidiary as well as the management level employees of U.S. Bank Mortgage Company, UBAN Associates and USNB Financial Services, all related companies. Employees become eligible to participate in the Plan the earlier of January 1st or July 1st following the completion of twelve-consecutive months of service with at least 1000 hours of service and the attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is not covered by the Pension Benefit Guaranty Corporation.

     Contributions:

          Effective January 1, 2000 the participants were permitted to make elective deferrals in any amount from one (1) to ten (10) percent of their compensation. Previously the maximum contribution percentage was four (4) percent. Participants shall be permitted to amend their salary savings agreements to change the contribution percentage on January 1st and July 1st each year. The Plan does not provide for any employer contributions. The employee salary deferrals are exempt from federal income tax until withdrawn from the Plan.

     Participant Accounts:

          Each participant account is credited with an allocation of the plan earnings. A participant's share of investment earnings and any increase or decrease in the fair market value of the Fund, is based on the proportionate value of all active accounts (other than accounts with segregated investments) as of the last valuation date, less withdrawals since the last valuation date. All contributions will be credited with an allocation of the actual investment earnings and gains and losses from the actual deposit of each such contribution until the end of the plan year.

     Vesting:

          Participants are immediately vested in their voluntary contributions including rollover and transfer contributions plus actual earnings thereon.

     Investment Options:

          Upon enrollment in the Plan, a participant may direct employee contributions in 5 percent increments in one or more of the eighteen mutual funds and the USBANCORP, Inc common stock (see Note 4 for related party details). The diversified mutual fund investment options include a money market fund, bond and government securities funds and various U.S. and foreign stock funds.

          The Plan also includes participants notes.
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 8.74 percent to 13.99 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

          Certain participants have received shares of Three
Rivers Bancorp, Inc. common stock as a result of a spin-off.
This bank stock is not an investment option for additional purchases. See note 4 for further details.

     Payment of Benefits:

          On termination of service, a participant with an account may elect to receive a lump-sum amount equal to the value of his or her account. The Plan also provides for normal retirement benefits to be paid in the form of a Qualified Joint and Survivor Annuity upon reaching age 65 and has provisions for deferred, death, disability retirement benefits and hardship withdrawals.

     Administrative Expenses:

          Administrative expenses incurred by the Plan were paid directly by the Bank for the years ended December 31, 2000, 1999 and 1998.

Note 2:  Significant Accounting Policies

     Basis of Accounting:

          The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition:

          The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of shares held by the Plan at year-end. The USBANCORP, Inc. (Company) common stock and Three Rivers Bancorp, Inc. common stock are valued at quoted market price. Participant notes receivable are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     Payment of Benefits:

          Benefits are recorded when paid.

Note 3:  Investments

     The Plan's investments are participant directed. The following presents investments that represent 5 percent or more of the Plan's net assets.

                                               December 31,
                                            2000         1999
USBANCORP, Inc. common stock,
  23,752 shares                          $       --   $  279,086
Fidelity Low Priced Stock fund, 11,053
  and 10,564 shares, respectively           255,538      239,161
Vanguard Index 500 fund, 1,667 shares            --      225,549
Vanguard Institutional Index,
  2,188 shares                              264,081           --
Fidelity Puritan fund, 35,924 and
  34,803 shares, respectively               676,448      662,293
Fidelity Magellan fund, 8,787 and
  7,761 shares, respectively              1,048,328    1,060,421

     During 2000, 1999 and 1998, all of the Plan's investments
(including investments bought, sold and held during each year) appreciated (depreciated) in value by $(283,230), $(74,726) and $84,915 respectively, as follows:

                               2000         1999         1998

Mutual funds                $(203,118)   $ 119,321    $ 188,195
Three Rivers Bancorp, Inc.
  common stock                (31,106)       - 0 -        - 0 -
USBANCORP, Inc common stock   (49,006)    (194,047)    (103,280)
                            $(283,230)   $ (74,726)   $  84,915

Note 4:  Related Party Transactions

     Investment Activity:

          As explained in Note 1, one of the Plan's investment options is USBANCORP, Inc. common stock. USBANCORP, Inc. is the holding company of U. S. Bank in Johnstown (the "Employer").

     The following is a summary of the investment activity of USBANCORP, Inc. common stock:

                                             2000        1999

Market value at year end                  $119,081    $ 279,086
Number of shares held at year end           28,019       23,752
Original cost at year end                 $156,031    $ 283,881

Purchase price of shares in current year  $ 65,368    $  41,753
Number of shares purchased in current
  year                                      13,300        2,652

Sale price of shares in current year      $ 59,344    $  45,242
Number of shares sold in current year        9,033        2,881
Realized gain (loss) on sales in current
  year                                    $ (6,849)   $ (12,018)
Unrealized appreciation (depreciation)
  during year                             $(42,157)   $(182,029)
Dividend income                           $ 10,389    $  15,579
Accrued dividends at year end             $  2,481    $   3,530

     The above include the following USBANCORP, Inc common stock transactions that occurred in kind during the year ended
December 31, 2000:

Shares received in rollover contribution                   2,264
Fair value of shares received in kind                    $ 8,264
Shares distributed in kind                                 6,729
Fair value of shares distributed in kind                 $39,121

     Spin-Off:

          On April 1, 2000 USBANCORP, Inc. successfully completed the spin-off of its Three Rivers Bank subsidiary. Shareholders received one share of the new Three Rivers Bancorp, Inc. common stock for every two shares of USBANCORP common stock. At that time Three Rivers Bank and Three Rivers Bancorp, Inc. became separate from USBANCORP, Inc. and are therefore not related parties. The spin-off of Three Rivers Bank resulted in the following:

USBANCORP, Inc common stock basis allocated
  to Three Rivers Bancorp, Inc. common stock            $128,824
Number of Three Rivers Bancorp, Inc. common stock
  shares received                                         11,914

     Plan's Trustee:

          The Plan's investments are held by a bank-administered trust fund which is an affiliate of the Plan sponsor. USBANCORP Trust and Financial Services Company has the authority to purchase and sell investments in accordance with participant direction. The cash account is used by the USBANCORP Trust and Financial Services Company to temporarily have uninvested monies.

Note 5:  Income Tax Status

     The Internal Revenue Service has determined and informed the Plan by letter dated March 9, 1993 that the Plan and its related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is therefore not subject to tax under the present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Administrative Committee of the Retirement Plan is not aware of any action or event that has occurred that might affect the Plan's status.

Note 6:  Plan Termination

     Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA.

Note 7:  Rollovers

     The following participant rollovers occurred as a result of employees transferring amounts from other qualified plans. The rollovers are included in the applicable years employee contributions:

                  2000                  $40,993
                  1999                    4,375
                  1998                   40,993

Note 8:  Reconciliation of Differences Between These Financial
         Statements and the Financial Information Required on
         Form 5500

                                           2000         1999          1998
Net assets available for benefits as
  presented in these financial
  statements                            $3,145,763   $3,135,293    $3,022,635
Benefits payable to participants            24,574       31,205         4,584
Net assets available for benefits as
  presented on Form 5500                $3,121,189   $3,104,088    $3,018,051

Net increase in net assets available
  for benefits as presented in these
  financial statements                  $   10,470   $  112,657    $  383,824
(Increase) decrease in benefits
  payable from previous year                 6,631      (26,621)          713
Net increase in net assets available
  for benefits as presented on
  Form 5500                             $   17,101   $   86,036    $  384,537

Note 9:  Benefits Payable

     Benefits payable to persons who have withdrawn from participation in the earnings and operations of the Plan in the amounts of $24,574, $31,205 and $4,584 at December 31, 2000,
1999 and 1998, respectively are included in net assets available for benefits.

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Note 10:  Amendments

     Effective January 1, 2000, the Plan was amended to increase the maximum elective deferrals to 10% from the previous 4%. The Plan administrator does not consider the changes to be of a nature requiring Internal Revenue Service approval therefore a letter of determination was not processed.

Note 11:  Reclassifications

     Effective for plan years ending after December 15, 1999 Statement of Position (SOP) 99-3 states participant directed programs are no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements. The Plan has adopted SOP 99-3 effective for the year ended December 31, 1999, therefore a reclassification of comparative amounts in the financial statements was required. There was no effect on the net assets available for benefits.



           U S NATIONAL BANK NONCOLLECTIVELY-BARGAINED
                      EMPLOYEES 401(k) PLAN

                    ASSETS HELD FOR INVESTMENT
                        December 31, 2000

Investment Type/                                                    Original       Fair
  Shares Held      Description                                        Cost        Value
Common stock:
 28,019 shares     USBANCORP, Inc.                                 $  156,031   $  119,081
  9,495 shares     Three Rivers Bancorp, Inc.                          98,619       78,334

    Total Common Stocks                                            $  254,650   $  197,415

Mutual Funds:
  8,613 shares     SEI Short Duration Government                   $   85,536   $   86,907
  1,596 shares     Federated Income Trust                              16,203       16,292
  2,258 shares     Columbia Fixed Income Securities                    29,484       29,283
      7 shares     Goldman Sachs Global Income                            101           99
 11,053 shares     Fidelity Low Priced Stock                          241,239      255,538
  2,188 shares     Vanguard Institutional Index                       264,945      264,081
  3,064 shares     Vanguard Windsor II                                 88,014       83,348
  2,047 shares     Franklin Mutual Beacon                              28,860       27,383
 35,924 shares     Fidelity Puritan                                   626,817      676,448
  1,317 shares     T. Rowe Price Equity - Income                       32,540       32,496
  8,787 shares     Fidelity Magellan                                  883,522    1,048,328
    786 shares     White Oak Growth Stock                              58,470       49,577
    251 shares     Franklin Biotechnology Discovery                    20,557       18,324
    378 shares     Northern Technology                                 14,964        7,192
    843 shares     Vanguard US Growth                                  32,497       23,319
  6,496 shares     Templeton Foreign                                   64,920       67,166
  4,500 shares     Tweedy, Browne Global Value                         92,889       89,902

    Total Mutual Funds                                             $2,581,558   $2,775,683

Money Market Fund:
 74,513 shares     Provident Fed Funds                             $   74,513   $   74,513

Notes Receivable:
                     Original loan $1,000 dated May 20, 1999,
                     11.75% interest, payable in semi-monthly
                     payments of $23.43, due May 31, 2001          $      250   $      250

                     Original loan $1,000 dated June 22, 1999,
                     11.75% interest, payable in semi-monthly
                     payments of $23.43 due June 30, 2001          $      294   $      294

                     Original loan $4,000 dated April 27, 2000,
                     12.49% interest, payable in semi-monthly
                     payments of $53.05 due May 15, 2004                3,533        3,533

                     Original loan $2,800 dated March 17, 1999,
                     10.70% interest, payable in semi-monthly
                     payments of $45.55 due March 31, 2002              1,316        1,316

                     Original loan $45,000 dated December 16, 1999,
                     8.74% interest, payable in semi-monthly
                     payments of $463.56 due December 31, 2004         37,824       37,824

                     Original loan $5,200 dated May 29, 1997,
                     11.50% interest, payable in semi-monthly
                     payments of $57.08 due June 15, 2002               1,883        1,883

                     Original loan $9,625 dated May 12, 1999,
                     10.24% interest, payable in semi-monthly
                     payments of $102.66 due May 15, 2004               7,090        7,090

                     Original loan $1,800 dated July 20, 1999,
                     11.45% interest, payable in semi-monthly
                     payments of $29.60 due July 15, 2002               1,027        1,027

                     Original loan $1,500 dated September 29, 2000,
                     13.99% interest, payable in semi-monthly
                     payments of $67.16 due October 15, 2001            1,264        1,264

                     Original loan $4,000 dated January 16, 2000,
                     11.50% interest, payable in semi-monthly
                     payments of $105.37 due October 15, 2001           2,005        2,005

    Total Notes Receivable                                         $   56,486   $   56,486

    Total Assets Held for Investment                               $2,967,207   $3,104,097

See Notes to Financial Statements.



           U S NATIONAL BANK NONCOLLECTIVELY-BARGAINED
                       EMPLOYEES 401(k) PLAN

                    ASSETS HELD FOR INVESTMENT
                        December 31, 1999

Investment Type/                                                    Original       Fair
  Shares Held      Description                                        Cost        Value
Common stock:
 23,752 shares     USBANCORP, Inc. common stock                    $  283,881   $  279,086

Mutual Funds:
  9,458 shares     SEI Short Duration Government                   $   93,917   $   93,820
  1,014 shares     Federated Income Trust                              10,455       10,008
  1,906 shares     Columbia Fixed Income Securities                    25,187       23,706
 10,564 shares     Fidelity Low Priced Stock                          227,727      239,161
  1,667 shares     Vanguard Index 500                                 172,198      225,549
  5,475 shares     Vanguard Windsor II                                167,145      136,709
  1,443 shares     Franklin Mutual Beacon                              21,019       19,970
 34,803 shares     Fidelity Puritan                                   600,819      662,293
  1,411 shares     T. Rowe Price Equity - Income                       37,209       35,016
  7,761 shares     Fidelity Magellan                                  704,686    1,060,421
  8,614 shares     Templeton Foreign                                   84,017       96,644
  3,819 shares     Tweedy, Browne Global Value                         74,724       77,174
    Total Mutual Funds                                             $2,219,103   $2,680,471

Money Market Fund:
 96,720 shares     Provident Fed Funds                             $   96,720   $   96,720

Notes Receivable:
                     Original loan $1,000 dated May 20, 1999,
                     11.75% interest, payable in semi-monthly
                     payments of $23.43, due May 31, 2001          $      752   $      752

                     Original loan $1,000 dated June 22, 1999,
                     11.75% interest, payable in semi-monthly
                     payments of $23.43 due June 30, 2001                 791          791

                     Original loan $2,000 dated November 16, 1999,
                     12.24% interest, payable in semi-monthly
                     payments of $88.75 due November 30, 2000           1,922        1,922

                     Original loan $2,800 dated March 17, 1999,
                     10.70% interest, payable in semi-monthly
                     payments of $45.55 due March 31, 2002              2,217        2,217

                     Original loan $45,000 dated December 16, 1999,
                     8.74% interest, payable in semi-monthly
                     payments of $463.56 due December 31, 2004         45,000       45,000

                     Original loan $5,200 dated May 29, 1997,
                     11.50% interest, payable in semi-monthly
                     payments of $57.08 due June 15, 2002               2,970        2,970

                     Original loan $9,625 dated May 12, 1999,
                     10.24% interest, payable in semi-monthly
                     payments of $102.66 due May 15, 2004               8,739        8,739

                     Original loan $1,800 dated July 20, 1999,
                     11.45% interest, payable in semi-monthly
                     payments of $29.60 due July 15, 2002               1,585        1,585

    Total Notes Receivable                                         $   63,976   $   63,976

    Total Assets Held for Investment                               $2,663,680   $3,120,253

See Notes to Financial Statements.



      U S NATIONAL BANK NONCOLLECTIVELY-BARGAINED EMPLOYEES
                           401(k) PLAN

                     REPORTABLE TRANSACTIONS
                   Year Ended December 31, 2000

                                                                                          Current
                                                                                           Value         Net
  Name of                                                                                 at Time      Realized
  Party to                       Asset                        Number of                 of Purchase     Gain
Transaction                   Description    Transaction    Transactions       Cost     or Disposal     (Loss)
Fidelity Magellan             Mutual Fund      Purchase         37           $298,458     $298,458       N/A
Fidelity Magellan             Mutual Fund      Sale             21            119,622      166,507     (46,885)
Vanguard Index 500            Mutual Fund      Purchase         43            147,913      147,913       N/A
Vanguard Index 500            Mutual Fund      Sale             15            320,111      348,711     (28,600)
Vanguard Instl. Index         Mutual Fund      Purchase          5            271,504      274,504       N/A
Vanguard Instl. Index         Mutual Fund      Sale              3              6,560        6,444        (116)

See Notes to the Financial Statements.



U S NATIONAL BANK NONCOLLECTIVELY-BARGAINED EMPLOYEES
                          401(k) PLAN

                     REPORTABLE TRANSACTIONS
                   Year Ended December 31, 1999

                                                                                          Current
                                                                                           Value        Net
  Name of                                                                                 at Time     Realized
  Party to                       Asset                        Number of                 of Purchase     Gain
Transaction                   Description    Transaction    Transactions       Cost     or Disposal    (Loss)
Fidelity Magellan             Mutual Fund      Purchase          32          $183,924    $183,924        N/A

See Notes to the Financial Statements.




                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the U S National Bank Non-Collectively
Bargained 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 27, 2001       U S National Bank Non-Collectively
                            Bargained Employees 401(k) Plan

                            USBANCORP Trust Company, as Trustee


                            By /s/ Nicholas E. Debias, Jr._____
                                   Nicholas E. Debias, Jr.,
                                   Vice President



                          Exhibit Index


                  Exhibit

1.     Consent of Barnes, Saly & Company